1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: Jan.17, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2012 Fourth Quarter Earnings Conference

January 17, 2013

© 2013 TSMC, Ltd

Agenda TSMC Property

Welcome 4Q12 Financial Results and 1Q13 Outlook CEO Message Q&A

Elizabeth Sun Lora Ho Morris Chang Morris Chang / Lora Ho

© 2013 TSMC, Ltd

Safe Harbor Notice TSMC Property

TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2012 and such other documents as TSMC may file with, or submit to, the SEC from time to time.

Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

© 2013 TSMC, Ltd

Income Statements TSMC Property

Selected Items from Income Statements 4Q12 4Q12 4Q12

4Q12 3Q12 4Q11 over over

Guidance

(In NT billions) 3Q12 4Q11

Net Sales 131.31 129 - 131 141.38 104.71 -7.1% 25.4%

Gross Margin 47.2% 45%-47% 48.8% 44.7% -1.6 ppts +2.5 ppts

Operating Expenses (15.69) (16.38) (13.84) -4.2% 13.4%

Operating Margin 35.2% 33%-35% 37.2% 31.4% -2.0 ppts +3.8 ppts

Non-Operating Items (0.01) 1.08 0.69 NM NM

Net Income 41.57 49.30 31.58 -15.7% 31.6%

Net Margin 31.7% 34.9% 30.2% -3.2 ppts +1.5 ppts

EPS (NT Dollar) 1.61 1.90 1.22 -15.6% 31.8%

ROE 23.8% 30.3% 20.6% -6.5 ppts +3.2 ppts

Shipment (Kpcs, 8”-equiv. Wafer) 3,565 3,860 2,917 -7.6% 22.2%

Average Exchange Rate - NTD/USD 29.15 29.86 30.27 -2.4% -3.7%

**	Diluted weighted average outstanding shares were 25,928mn units in 4Q12

** ROE figures are annualized based on average equity attributable to shareholders of the parent

© 2013 TSMC, Ltd

4Q12 Revenue by Application TSMC Property

Communication 54% Computer 16%Consumer 7%

Industrial/Standard 23%

Communication Computer Consumer Industrial/Standard

70 Revenue (NT$B)

QoQ +2% 0 3Q12 4Q12

Revenue (NT$B)

70 0 3Q12 4Q12 QoQ -24%

70 Revenue (NT$B) 0 3Q12 4Q12 QoQ -21%

70 Revenue (NT$B) 0 3Q12 4Q12 QoQ -14%

© 2013 TSMC, Ltd

2012 Revenue by Application TSMC Property

Growth rate by application (YoY)

+42%

+23%

+3% +2%

Communication 50% Computer 19% Consumer 9% Industrial/Standard 22%

© 2013 TSMC, Ltd

# 4Q12 Revenue by Technology

TSMC Property



0.25/0.35um
7%
0.5um+
1%
0.11/0.13um
4%
0.15/0.18um
17%
28nm
22%
90nm
8%
65nm
19%
40/45nm
22%

## 65nm and below revenue



Revenue (NT$B)
% of Sales
90
80
70
60
50
40
30
20
10
0
70%
60%
50%
40%
30%
20%
10%
0%
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12
28nm Rev (NT$B)
40nm Rev (NT$B)
65nm Rev (NT$B)
65nm and below combined as % of Sales

© 2013 TSMC, Ltd

Open Innovation Platform™

Balance Sheets & Key Indices TSMC Property

Selected Items from Balance Sheets 4Q12 3Q12 4Q11

(In NT billions) Amount % Amount % Amount %

Cash & Marketable Securities 150.92 15.8% 147.75 16.8% 150.62 19.5%

Accounts Receivable—Trade 52.09 5.4% 58.41 6.6% 40.95 5.3%

Inventory 37.83 4.0% 33.25 3.8% 24.84 3.2%

Long-Term Investment 65.79 6.9% 28.64 3.3% 34.46 4.5%

Net PP&E 617.53 64.7% 580.08 66.0% 490.38 63.3%

Total Assets 955.04 100.0% 878.65 100.0% 774.27 100.0%

Current Liabilities 142.44 14.9% 119.05 13.5% 117.01 15.1%

Long-Term Interest-bearing Debt 82.11 8.6% 77.73 8.8% 20.46 2.6%

Total Liabilities 229.28 24.0% 201.51 22.9% 142.22 18.4%

Total Shareholders’ Equity 725.76 76.0% 677.15 77.1% 632.04 81.6%

Key Indices

A/R Turnover Days 39 37 38

Inventory Turnover Days 50 44 43

Current Ratio (x) 1.8 2.1 1.9

Asset Productivity (x) 0.9 1.1 0.9

* Total outstanding shares were 25,924mn units at 12/31/12

** Asset productivity = Annualized net sales / Average net fixed assets

© 2013 TSMC, Ltd

Cash Flows TSMC Property

(In NT billions) 4Q12 3Q12 4Q11

Beginning Balance 138.74 178.44 114.84

Cash from operating activities 85.41 76.63 72.84

Capital expenditures (59.77) (78.33) (29.77)

Cash dividends 0.00 (77.75) 0.00

Short-term loans 4.97 (1.02) (10.09)

Proceeds from issuance of bonds 4.40 40.60 0.00

Investments and others (30.34) 0.17 (4.35)

Ending Balance 143.41 138.74 143.47

Free Cash Flow(1) 25.64 (1.70) 43.07

(1)	Free cash flow = Cash from operating activities – Capital expenditures.

© 2013 TSMC, Ltd

Capital Expenditures TSMC Property

(In US millions) 1Q12 2Q12 3Q12 4Q12 FY2012

TSMC 1,587 1,979 2,588 2,023 8,177

TSMC China & WaferTech 27 15 20 13 75

Other TSMC Subsidiaries 21 15 17 17 70

TSMC Consolidated 1,635 2,009 2,625 2,053 8,322

Note: 2012 CapEx was based on the weighted average exchange rate of NT$29.577 per US dollar.

© 2013 TSMC, Ltd

Installed Capacity TSMC Property

2012 Overall Capacity +14%; 12-inch Capacity +21%

2011 1Q12 2Q12 3Q12 4Q12 2012 1Q13

FAB / (Wafer size) (A) (A) (A) (A) (A) (A) (F)

Fab-2 ( 6”) (1) 1,000 253 247 256 256 1,012 251

Fab-3 ( 8”) 1,184 298 300 304 306 1,208 281

Fab-5 ( 8”) 547 145 146 148 148 587 147

Fab-6 ( 8”) 1,128 298 296 298 298 1,191 299

Fab-8 ( 8”) 1,003 262 263 266 266 1,057 260

Fab-12 ( 12”) (2) 1,334 373 367 378 382 1,500 366

Fab-14 ( 12”) (2) 1,927 549 546 563 552 2,210 546

Fab-15 ( 12”) (2) 0 0 18 69 139 226 164

WaferTech ( 8”) 429 110 111 112 112 444 109

TSMC China ( 8”) 772 222 230 232 236 921 226

TSMC & Subsidiaries 12,963 3,553 3,579 3,776 3,925 14,833 3,883

(8” Equivalent Kpcs)

SSMC ( 8”) 258 64 64 65 65 258 61

Total TSMC-managed 13,221 3,616 3,643 3,841 3,990 15,091 3,944

(8” Equivalent Kpcs)

(1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by dividing this number by 1.78 (2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25

© 2013 TSMC, Ltd

2012 Financial Highlights TSMC Property

2012 2011 YoY

(In NT billions)

Net Sales 506.25 427.08 18.5%

Gross Margin 48.1% 45.4% +2.7 ppts

Operating Margin 35.8% 33.1% +2.7 ppts

EPS (NT Dollar) 6.41 5.18 23.8%

Free Cash Flow 42.93 33.63 27.7%

Cash Dividends 77.75 77.73 0.0%

Cash & Marketable

Securities 150.92 150.62 0.2%

ROE 24.6% 22.3% +2.3 ppts

Achieved record sales and profits

Further extended leadership in advanced technology with the successful ramp of 28nm node

Continue gaining market segment share with technology leadership, manufacturing excellence, and customers’ trust

© 2013 TSMC, Ltd

TSMC Effective Tax Rate TSMC Property

2012 Effective Tax Rate 8.7%

AMT rate increase 2.0%

Higher un-appropriated R/E tax 1.7%

Lower tax exemption 0.9%

Subsidiaries 0.7%

2013 Effective Tax Rate 14.0%

© 2013 TSMC, Ltd

1Q13 Guidance TSMC Property

Based on our current business outlook and exchange rate assumption, management expects:

Revenue to be between NT$ 127 billion and NT$ 129 billion, at a forecast exchange rate of 28.90 NT dollars to 1 US dollar

Gross profit margin to be between 43.5 % and 45.5%

Operating profit margin to be between 31.5 % and 33.5%

© 2013 TSMC, Ltd

TSMC Investors Conference

January 17, 2013

I. 2012 Achievements

II. 2013 And 1Q’13

III. 28-nanometer Technology

IV. 20-nanometer Technology And 16 FinFET

V. 2013 Capex

Recap of Recent Major Events TSMC Property

TSMC Recognizes Outstanding Suppliers at Supply Chain Management Forum ( 2012/12/14 )

TSMC Shares Power Conservation Experience with Free Classes ( 2012/12/07 )

TSMC Board of Directors Approved the Issuance of No More Than NT$45 Billion (Approximately US$1.53 Billion) in Unsecured Corporate Bonds in Taiwan ( 2012/11/13 )

TSMC Opens Discussion on Corporate Social Responsibility with Volunteer Sharing Day

( 2012/11/02 )

Please visit TSMC’s Web site (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw ) for details and other announcements

© 2013 TSMC, Ltd

http://www.tsmc.com invest@tsmc.com TSMC Property

© 2013 TSMC, Ltd